Ares Acquisition Corporation II

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

April 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ronald E. Alper and Pam Howell

Re:	Ares Acquisition Corp II

Amendment No. 1 to Registration Statement on Form S-1

Filed April 7, 2023

File No. 333-270951

Ladies and Gentlemen:

This letter sets forth responses of Ares Acquisition Corporation II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 13, 2023, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on April 7, 2023 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed April 7, 2023

General

1.

Staff’s comment: We note the revisions made in response to comment 1. However, we continue to note reference to releasing the funds earlier than completion of the initial business combination on page 128. Please revise to remove or respond to the concerns raised in the prior comment 1. We also note the trust agreement filed as Exhibit 10.1 and the Trust Account Termination Letter attached as Exhibit A. In particular we note the representation that “on the Business Combination Consummation Commencement Date (i) counsel for the Company shall deliver to you written notification that the Company has commenced the procedures to consummate the Business

Combination, or the Business Combination will be consummated substantially concurrently with your transfer of funds to the accounts as directed by the Company.” Please revise the agreement consistent with the revisions made to the prospectus or address the concerns raised in the prior comment 1.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 of the Amended Registration Statement accordingly. We have also revised the Trust Account Termination Letter attached as Exhibit A to Exhibit 10.1 and the Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2.

Risk Factors, page 41

2.

Staff’s comment: We note your response to comment 3 and the revised disclosure and we reissue the comment in part. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions. Describe the risks of the excise tax applying to redemptions in connection with de-SPACs, depending on the structure of the de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of the Amended Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Monica J. Shilling at (310) 552-4355, Philippa Bond at (310) 552-4222 and Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Anton Feingold
Anton Feingold

VIA E-MAIL

cc:	Monica J. Shilling, P.C.

Philippa Bond, P.C.

Christian Nagler, P.C.

Tamar Donikyan

H. Thomas Felix

Kirkland & Ellis LLP

Paul D. Tropp

Ropes & Gray LLP

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